COBHAM

07024704

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20450

18th June 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 13 June 2007 relating to Director/PDMR Shareholding.
2. Stock Exchange announcement dated 18 June 2007 relating to Holding(s) in Company.
3. Notice of allotment of shares or securities on Form 88(2) dated 15 June 2007.
4. Ordinary and Special Resolutions passed at the AGM held on 6 June 2007.
5. 2 x General Purposes Committee resolutions allotting securities dated 15 June 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

dlw 6/25

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	16:41 13-Jun-07
Number	3145Y

RNS Number:3145Y
Cobham PLC
13 June 2007

Directors' Share Interests

Cobham plc announces that on 12th June 2007 the following directors were granted awards over Cobham ordinary shares under the Cobham Performance Share Plan:

Name	No. of Shares
A E Cook	251,174
W G Tucker	171,690
A J Stevens	184,859

This share plan was approved by shareholders at the annual general meeting held on 6th June 2007.

Awards will normally vest and the resultant shares be transferred to participants on the third anniversary of the date of grant subject to satisfaction of the related performance conditions.

Name of contact and telephone number for queries:

John Pope 01202 857552

Name of author and company official responsible for making this notification:

John Pope, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:20 18-Jun-07
Number	5458Y

RNS Number:5458Y
Cobham PLC
18 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS)

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

14/06/07

6. Date on which issuer notified:

15/06/07

7. Threshold(s) that is/are crossed or reached:

From 7% - 6%(L&G)

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the — Situation previous to the Triggering

ISIN CODE	transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP0.025	79,350,882	79,350,882

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP0.025	78,757,749	78,757,749		6.94	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
78,757,749	6.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect)(Group) (90,623,828 - 7.99% = Total Position)

Legal & General Investment Management (Holdings)Limited (Direct and Indirect)(LGIMH)(90,623,828 - 7.99% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)(90,623,828 - 7.99% = Total Position)

Legal & General Group Plc (Direct)(L&G)(78,757,749 - 6.94%=LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)(LGIMHD) (36,073,429 - 3.18% = PMC)

Legal & General Assurance (Pensions Management)Limited (PMC) (36,073,429 - 3.18% = PMC)

Legal & General Insurance Holdings Limited (LGIH)(Direct) (42,684,320 - 3.76% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (42,684,320 - 3.76% = LGAS & LGPL)

Legal & General Pensions Limited
(Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using total voting rights figure of 1,134,053,130

14. Contact name: Helen Lewis

15. Contact telephone number: 020 7528 6742

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Companies House
for the record

RECEIVED
2007 JUN 25 A 5:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	06	2007			

Class of shares (ordinary or preference etc)	Ordinary 2.5p, £		
Number allotted	59,290		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share (including any share premium)	£ 0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

File No. 8234923

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Individuals named on attached schedule issued by Yorkshire Building Soc. Address: UK Postcode	Ordinary 2.5p, £	13,760
Name(s): Rood Nominees Ltd (Crest participant DT01/Crest member account CFIN) Address: 20 Fenchurch Street, London, England UK Postcode EC3P 3DB	Ordinary 2.5p,£	45,530
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15.6.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mr John Pope, Company Secretary, Cobham plc, Brook Road, Wimborne,

Dorset BH21 2BJ

Tel 01202 882020

DX number DX exchange

3104.05

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	13-JUN-2007	
No of Shares	3450	3084.12
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	13-JUN-2007 at 09:43	
Pages Printed :	00003	

:count No	Employee Details										
							Option Details				
)1411477762	MR AP COOPER		Emp No183128		Open Date	010202	Opt Price	0.840000	Company Amt	1318.80
	ANDREW PIERS		NI No NH903824C		Grant Date	121101	Shares Exer	1570	Cheque No	981232
	130 THE PADDOCKS				Term	5	Balance	1324.00	Ind Amount	14.05
	STEVENAGE				Sub Amount	20.00	Interest	8.85	Cheque No	981234
			Left Date	000000	Reason					
			Location	CELRAD						
		SG2 9UF								
)5174296664	MR IM QURBAN		Emp No694		Open Date	010204	Opt Price	0.939000	Company Amt	1765.32
	IMRAN MOHAMMAD		NI No JP704932A		Grant Date	141103	Shares Exer	1880	Cheque No	981232
	43 CLARE ROAD				Term	3	Balance	1771.20	Ind Amount	5.88
	MAIDENHEAD				Sub Amount	48.00	Interest	0.00	Cheque No	981233
			Left Date	000000	Reason					
			Location	CEL						
		SL6 4DW								

File No. 8234923

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
005175540564	141103	5	0.939	MR	COOPER	MJ	ZY670259D	820	769.98	0	820	5 DEPEDENE CLOSE	HOLBURY	SOUTHAMPTON	SO45 2PQ	MICHAEL	RACAL
005175564264	141103	5	0.939	MR	HUTCHINSON	M R	NB785022C	1250	1,173.75	0	1250	12 KINGSWOOD	MARCHWOOD	SOUTHAMPTON	SO40 4YQ	MICHAEL	RACAL
008870625065	161104	7	1.076	MR	HUTCHINSON	M R	NB785022C	5030	5,412.28	0	5030	12 KINGSWOOD	MARCHWOOD	SOUTHAMPTON	SO40 4YQ	MICHAEL	RACAL
Totals								7100	7,356.01	0	7100						

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
008870670665	161104	3	1.076	MISS	TAVERNOR	MA	WP124794B	1330	1,431.08	0	1330	14 SHERIDAN GARDENS	TOTTON	SOUTHAMPTON	SO40 8TP	MICHELLE	RACAL
Totals								1330	1,431.08	0	1330						

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Postcode	Forenames	Location
005174363664	141103	3	0.939	MR	STEVENS	W	YZ097151B	1880	1765.32	0	1880	4 HUMBER COURT	STEVENAGE	SG1 3XS	WILLIAM	CELRAD
Totals								1880	1765.32	0	1880					

No: 30470

RECEIVED
2007 JUL 25 A 5:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE COMPANIES ACTS

COMPANY LIMITED BY SHARES

SPECIAL

and

ORDINARY RESOLUTIONS

of

COBHAM PLC

Passed on 6th June 2007

At the ANNUAL GENERAL MEETING of the above-named company duly convened and held on 6th June 2007 the following resolutions were duly passed, resolutions numbers 14 and 16 as special resolutions and resolution number 15 as an ordinary resolution:

SPECIAL RESOLUTIONS

14. THAT in accordance with article 11 of the Company's articles of association, the Company be and is generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 2.5p each in the capital of the company (ordinary shares) on such terms and in such manner as the directors of the Company may from time to time determine provided that:

    (i) the maximum number of ordinary shares that may be purchased under this authority is 113,386,928;

    (ii) the maximum price which may be paid for an ordinary share purchased under this authority shall not be more than the higher of an amount equal to 105% of the average of the middle market prices shown in the quotations for ordinary shares in the London Stock Exchange Daily Official List for the five business days preceding the day on which that ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation regulation 2003. The minimum price which may be paid per ordinary share is the nominal value of such ordinary share (in each case exclusive of expenses (if any) payable by the Company);

(iii) unless previously renewed, varied or revoked this authority will expire on 5th September 2008 or, if earlier, at the conclusion of the annual general meeting of the Company to be held in 2008; and

(iv) the Company may make a contract or contracts to purchase ordinary shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority.

16. THAT:

(a) in accordance with article 7 of the Company's articles of association, the directors be given power to allot equity securities for cash;

(b) the powers under paragraph (a) above (other than in connection with article 7(a)(i) of the Company's articles of association) shall be limited to the allotment of equity securities having a nominal amount not exceeding in aggregate £1,417,337;

(c) this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, on 5th September 2008; and

(d) all previous authorities under section 95 of the Companies Act shall cease to have effect.

ORDINARY RESOLUTION

15. THAT:

(a) in accordance with article 6 of the Company's articles of association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £8,633,268;

(b) this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, on 5th September 2008; and

(c) all previous unutilised authorities under section 80 of the Companies Act 1985 shall cease to have effect (save to the extent that the same are exercisable pursuant to section 80(7) of the Companies Act 1985 by reason of any offer or agreement made prior to the date of this resolution, which would or might require relevant securities to be allotted on or after the date of this resolution).

....

J M POPE
Company Secretary

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 15th June 2007

Present: **W G Tucker - Chairman**
A J Stevens

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A") and Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	P Kemp	14.06.07	25,290 ("A")	£29,989.64
"	"	"	20,240 ("U")	£24,001.20

It was resolved that a total of 45,530 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Kemp	45,530	£1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 45,530 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 15th June 2007

Present:	W G Tucker	-	Chairman
	A J Stevens		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedules, dated 2nd May, 30th May and 13th June 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £7,356.01, £1,431.08, £1,765.32 and £3,084.12 respectively) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 13,760 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 2nd May, 30th May and 13th June 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

3104.05

BULK PROOF LIST FOR	COBHAM PLC	
Closure Date	13-JUN-2007	
No of Shares	3450	3084.12
Module Name :	SAV0033B	
Actioned by :	root	
Report Date/Time :	13-JUN-2007 at 09:43	
Pages Printed :	00003	

Account No	Employee Details									
						Option Details				
001411477762	MR AP COOPER		Emp No183128	Open Date	010202	Opt Price	0.840000	Company Amt	1318.80
	ANDREW PIERS		NI No NH903824C	Grant Date	121101	Shares Exer	1570	Cheque No	981232
	130 THE PADDOCKS			Term	5	Balance	1324.00	Ind Amount	14.05
	STEVENAGE			Sub Amount	20.00	Interest	8.85	Cheque No	981234
			Left Date 000000	Reason					
			Location CELRAD						
		SG2 9UF							
005174296664	MR IM QURBAN		Emp No694	Open Date	010204	Opt Price	0.939000	Company Amt	1765.32
	IMRAN MOHAMMAD		NI No JP704932A	Grant Date	141103	Shares Exer	1880	Cheque No	981232
	43 CLARE ROAD			Term	3	Balance	1771.20	Ind Amount	5.88
	MAIDENHEAD			Sub Amount	48.00	Interest	0.00	Cheque No	981233
			Left Date 000000	Reason					
			Location CEL						
		SL6 4DW							

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
005175540564	141103	5	0.939	MR	COOPER	MJ	ZY670259D	820	769.98	0	820	5 DEPEDENE CLOSE	HOLBURY	SOUTHAMPTON	SO45 2PQ	MICHAEL	RACAL
005175564264	141103	5	0.939	MR	HUTCHINSON	M R	NB785022C	1250	1,173.75	0	1250	12 KINGSWOOD	MARCHWOOD	SOUTHAMPTON	SO40 4YQ	MICHAEL	RACAL
008870625065	161104	7	1.076	MR	HUTCHINSON	M R	NB785022C	5030	5,412.28	0	5030	12 KINGSWOOD	MARCHWOOD	SOUTHAMPTON	SO40 4YQ	MICHAEL	RACAL
Totals								7100	7,356.01	0	7100						

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Address3	Postcode	Forenames	Location
008870670665	161104	3	1.076	MISS	TAVERNOR	MA	WP124794B	1330	1,431.08	0	1330	14 SHERIDAN GARDENS	TOTTON	SOUTHAMPTON	SO40 8TP	MICHELLE	RACAL
Totals								1330	1,431.08	0	1330						

Export_Control

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	NINO	ExercisedShares	Cost	Shares Sold	Shares Keep	Address1	Address2	Postcode	Forenames	Location
005174363664	141103	3	0.939	MR	STEVENS	W	YZ097151B	1880	1765.32	0	1880	4 HUMBER COURT	STEVENAGE	SG1 3XS	WILLIAM	CELRAD
Totals								1880	1765.32	0	1880					

END